JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

28 May 2003



03022550

03 JUN -2 AM 7:21

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
WASHINGTON D.C. 20549-0302
United States of America

SUPPL

Dear Sirs

Western Areas Limited
Issuer No. 82-268
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Western Areas Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Report for the quarter ended 31 March 2003 - dated 7 May 2003

Yours faithfully
For and on behalf of
JCI (London) Limited

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

P E C Dexter
Secretary

WESTERN AREAS LIMITED



03 JUN -2 AM 7:21

INVESTING IN PROSPERITY

Quarterly results ended 31 March 2003

PRODUCTION AND UNIT RESULTS

Year ended 31.12.02	Quarter ended 31.12.02	Quarter ended 31.03.03				Quarter ended 31.03.03	Quarter ended 31.12.02	Year ended 31.12.02
	IMPERIAL						METRIC	
995	263	**231**	tons	Ore milled (000)	tonnes	**210**	238	905
0.198	0.206	**0.214**	oz/ton	Yield	g/tonne	**7.30**	7.08	6.79
197,420	54,104	**49,322**	oz	Gold produced	kg	**1,534**	1,682	6,141
195,297	58,364	**44,072**	oz	Gold sold	kg	**1,369**	1,814	6,075
196	218	**263**	US$/oz	Cash costs	R/kg	**70,445**	67,826	66,070
226	274	**289**	US$/oz	Total production costs	R/kg	**77,380**	85,125	76,262
291	318	**298**	US$/oz	Gold price achieved	R/kg	**79,839**	98,830	98,189
42	11	**12**	US$m	Capital expenditure	Rm	**98**	105	437
25	25	**25**	US$m	Capital commitment at end of period	Rm	**208**	214	214

ABRIDGED INCOME STATEMENT

	Notes	Quarters ended 31.03.03 Unaudited Rm	31.12.02 Unaudited Rm	Year ended 31.12.02 Audited Rm
Gold revenue		**109.3**	179.3	596.5
Total production costs		**(118.7)**	(143.2)	(468.4)
Production costs – cash		**(108.2)**	(114.1)	(405.8)
Production costs – non cash		**(10.5)**	(29.1)	(62.6)
Operating (loss)/profit from gold		**(9.4)**	36.1	128.1
Sundry revenue	1	**68.6**	11.1	111.6
Operating profit before derivative		**54.2**	29.4	190.9
Derivative transaction income/(costs)		**82.1**	209.3	(51.2)
Profit/(loss) before taxation		**136.1**	239.5	(461.8)
Attributable profit/(loss) after taxation		**95.6**	152.3	(280.5)
Headline earnings/(loss) per share	6	**79**	145	(289)
Earnings/(loss) per share		**91**	145	(266)
Number of issued shares (million)		**105.4**	105.4	105.4

ABRIDGED CASH FLOW STATEMENT

	Quarters ended 31.03.03 Unaudited Rm	31.12.02 Unaudited Rm	Year ended 31.12.02 Audited Rm
Cash flow (utilised in)/from operating activities	**(1.1)**	73.5	(422.7)
Cash flow (utilised in)/from investing activities	**(27.1)**	(103.1)	(441.9)
Cash flow (utilised in)/from financing activities	**(10.4)**	–	–
Net (decrease)/increase in cash and cash equivalents	**(38.6)**	(29.6)	(864.6)
Cash and cash equivalents:			
– at beginning of period	**76.4**	114.3	1,104.1
– effect of exchange rate fluctuations on cash held	**3.8**	(8.3)	(163.1)
– at end of period	***41.6***	*76.4*	*76.4*

NOTES TO THE ABRIDGED FINANCIAL STATEMENTS

1. Sundry revenue includes a profit on the sale of warrants in Barnato Exploration Limited of R10,6 million, profit on sale of Randgold and Exploration Company Limited ("Randgold") shares of R40,5 million and interest received of R5,5 million.
2. *1 429 150 Randgold shares have been sold during the quarter under review.*
3. Adjustments have been made to the financial instruments to reflect the fair value of these instruments at the end of the period in terms of AC133.
4. No adjustment has been made to reflect mining assets at their fair value. These assets will be revalued in future.
5. Gold produced represents the kilograms or ounces of gold which have entered the metallurgical process while gold sold *represents dispatches from the mine to a refinery.*
6. The earnings have been adjusted by the profit on the sale of the warrants of R7,6 million and the realised profit on disposal of R5,0 million after taxation and minority interest, in Barnato Exploration Limited ("Barnex").

STATEMENT OF CHANGE IN SHAREHOLDERS' EQUITY

Group	Number of ordinary shares issued and paid Millions	Share capital Rm	Share premium Rm	Reserve Rm	Retained earnings/ (Accumulated deficit) Rm	Total Rm
Balance as at 31 December 2002	105.4	105.4	1,863.5	–	(217.0)	1,751.9
Attributable profit	–	–	–	–	95.6	95.6
Adjustment to fair value	–	–	–	(305.9)	–	(305.9)
Balance as at 31 March 2003	**105.4**	**105.4**	**1,863.5**	**(305.9)**	**(121.4)**	**1,541.6**

BASIS OF ACCOUNTING

The quarterly results are prepared in accordance with South African Statements of Generally Accepted Accounting Practice.

The Group Financial Statements incorporate the assets, liabilities and results of the operations of Western Areas Limited ("Western Areas") and its subsidiaries on a consolidated basis.

The 2002 figures presented in this report have been audited by KPMG. The report of the auditor is available for inspection at Western Areas' registered office.

ABRIDGED BALANCE SHEET

	Notes	Quarter ended 31.03.02 Unaudited Rm	Year ended 31.12.02 Audited Rm
ASSETS			
Mining assets	4	**3,055.1**	2,976.3
Deferred premium costs		**1,077.7**	1,148.8
Listed investments	2/3	**167.5**	61.5
Cash and cash equivalents		**41.6**	76.4
Other assets		**243.6**	228.5
EQUITY AND LIABILITIES			
Shareholders' equity	3	**1,541.6**	1,751.9
Outside shareholders' equity		**24.7**	22.5
Deferred taxation		**(148.4)**	176.7
Option premium payable		**1,267.0**	1,382.2
Deferred premium income		**958.0**	1,009.7
Hedge liability	3	**785.8**	–
Other liabilities		**156.8**	148.5

OPEN HEDGE POSITIONS

Years to December	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Put options bought													
Amount hedged (oz 000s)	**153**	210	215	205	206	214	209	214	200	206	205	98	2,335
Strike price ($/oz)	**278.2**	268.2	278.2	288.2	288.2	288.2	293.2	303.2	313.2	313.2	323.2	333.2	296.0
Call options sold													
Amount hedged (oz 000s)	**102**	162	166	157	158	165	161	165	154	158	158	76	1,782
Strike price ($/oz)	**278.7**	268.7	278.7	288.7	288.7	288.7	293.7	303.7	313.7	313.7	323.7	333.7	296.6
Call options bought													
Amount hedged (oz 000s)	**55**	87	89	85	85	89	87	89	83	86	85	41	961
Strike price ($/oz)	**278.7**	288.7	298.7	308.7	323.7	333.7	348.7	358.7	373.7	398.7	413.7	428.7	344.4
Call options sold													
Amount hedged (oz 000s)	**41**	65	66	63	63	66	64	66	62	63	63	30	712
Strike price ($/oz)	**288.7**	303.7	318.7	333.7	348.7	363.7	378.7	393.7	408.7	423.7	438.7	453.7	396.6
Call options sold													
Amount hedged (oz 000s)	**29**	42	21										92
Strike ($/oz)	**310.0**	*310.0*	*310.0*										*310.0*

LETTER TO SHAREHOLDERS

The attributable profit after taxation for the March quarter amounted to R95.6 million. This profit was achieved despite a 40% decrease in gold revenue from R179,3 million to R109,3 million.

Gold production declined by 9% from 1,682kg to 1,534kg during the March quarter, mainly as a result of the backfill plant fire on 83 Level, the December holiday break and equipment availability.

The yield put in a strong performance, increasing by 3.1% from 7,08g/t to 7,30g/t, partially negating the effect of a 12% decline in tonnes milled.

Compared with the same quarter in 2002, gold produced increased by 7%. This is in line with the continuous improvement of the project as it ramps up to full production.

Total production costs decreased from R143,2 million to R118,7 million, resulting in total production costs per kilogram decreasing by 9% in Rand terms from R85,125 per kg to R77,380 per kg. The cash costs increased by 21% in US$ terms from US$218 per ounce to US$263 per ounce. This increase is mainly due to the strengthening of the Rand, which impacted negatively on the entire local gold mining industry.

The proposed sale of Barnex is still ongoing. Shareholders will be informed of developments in this regard, in due course. The proceeds from the proposed Barnex transaction will be utilised by Western Areas to meet the future funding requirements of the South Deep joint venture.

We unfortunately report one fatality at South Deep for the quarter and wish to extend our sincerest sympathy to the family of Mr Jan Muller.

The final commissioning of the South Deep Shaft (Twin Shaft Complex) will be completed during the last quarter of 2003, on time and under budget. Development of the Twin Shaft Complex and supporting infrastructure continues to be one of our main areas of focus in this long life, world class asset.

RB Kebble
Chief Executive Officer

Johannesburg
7 May 2003

CONTACT DETAILS

WESTERN AREAS LIMITED
28 Harrison Street
Johannesburg, 2001
PO Box 61719, Marshalltown, 2107
Telephone: *+27 (11) 688-5000*
Fax: *+27 (11) 834-9195*

OFFICE OF SOUTH AFRICAN TRANSFER SECRETARIES
Computershare Investor Services Limited
PO Box 1053, Johannesburg, 2000

OFFICE OF UK TRANSFER SECRETARIES
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TV

INVESTOR RELATIONS
George Poole
Telephone: *+27 (11) 688-5000*
Fax: *+27 (11) 836-3757*
email: *gpoole@jci.co.za*

For more information visit our website at www.westernareas.co.za

REGISTRATION NUMBER 1959/003209/06 • INCORPORATED IN THE REPUBLIC OF SOUTH AFRICA • ISIN: ZAE000016549 • SHARE CODE: WAR

moriv



WESTERN AREAS LIMITED

BELEGGING IN VOORSPOED

Kwartaallikse resultate geëindig 31 Maart 2003

PRODUKSIE- EN EENHEIDRESULTATE

Jaar geëindig 31.12.02	Kwartaal geëindig 31.12.02	**Kwartaal geëindig 31.03.03**				**Kwartaal geëindig 31.03.03**	Kwartaal geëindig 31.12.02	Jaar geëindig 31.12.02
	IMPERIAAL						**METRIEK**	
995	263	**231**	ton	Erts gemaal (000)	ton	**210**	238	905
0.198	0.206	**0.214**	ons/ton	Opbrengs	g/ton	**7.30**	7.08	6.79
197,420	54,104	**49,322**	ons	Goud geproduseer	kg	**1,534**	1,682	6,141
195,297	58,364	**44,072**	ons	Goud verkoop	kg	**1,369**	1,814	6,075
196	218	**263**	VSA$/ons	Kontantkoste	R/kg	**70,445**	67,826	66,070
226	274	**289**	VSA$/ons	Totale produksiekoste	R/kg	**77,380**	85,125	76,262
291	318	**298**	VSA$/ons	Goudprys behaal	R/kg	**79,839**	98,830	98,189
42	11	**12**	VSA$m	Kapitaalbesteding	Rm	**98**	105	437
25	25	**25**	VSA$m	Kapitaalverbintenis aan einde van tydperk	Rm	**208**	214	214

VERKORTE INKOMSTESTAAT

	Aantekeninge	Kwartale geëindig **31.03.03 Ongeouditeer Rm**	Kwartale geëindig 31.12.02 Ongeouditeer Rm	Jaar geëindig 31.12.02 Geouditeer Rm
Goudinkomste		**109.3**	179.3	596.5
Totale produksiekoste		**(118.7)**	(143.2)	(468.4)
Produksiekoste – kontant		**(108.2)**	(114.1)	(405.8)
Produksiekoste – nie-kontant		**(10.5)**	(29.1)	(62.6)
Bedryfs(verlies)/wins uit goud		**(9.4)**	36.1	128.1
Diverse inkomste	1	**68.6**	11.1	111.6
Bedryfswins voor afgeleide transaksie		**54.2**	29.4	190.9
Inkomste uit/(koste van) afgeleide transaksie		**82.1**	209.3	(51.2)
Wins/(verlies) voor belasting		**136.1**	239.5	(461.8)
Toeskryfbare wins/(verlies) na belasting		**95.6**	152.3	(280.5)
Wesensverdienste/(verlies) per aandeel	6	**79**	145	(289)
Verdienste/(verlies) per aandeel		**91**	145	(266)
Getal uitgereikte aandele (miljoen)		**105.4**	105.4	105.4

VERKORTE KONTANTVLOEISTAAT

	Kwartale geëindig **31.03.03 Ongeouditeer Rm**	Kwartale geëindig 31.12.02 Ongeouditeer Rm	Jaar geëindig 31.12.02 Geouditeer Rm
Kontantvloei (aangewend in)/uit bedryfsaktiwiteite	**(1.1)**	73.5	(422.7)
Kontantvloei (aangewend in)/uit beleggingsaktiwiteite	**(27.1)**	(103.1)	(441.9)
Kontantvloei (aangewend in)/uit finansieringsaktiwiteite	**(10.4)**	–	–
Netto (afname)/toename in kontant en kontantekwivalente	**(38.6)**	(29.6)	(864.6)
Kontant en kontantekwivalente:			
– aan begin van tydperk	**76.4**	114.3	1,104.1
– uitwerking van wisselkoersskommelinge op kontant gehou	**3.8**	(8.3)	(163.1)
– aan einde van tydperk	**41.6**	76.4	76.4

AANTEKENINGE TOT DIE VERKORTE FINANSIËLE STATE

1. Diverse inkomste sluit in 'n wins op die verkoop van sekuriteitsregte ten bedrae van R10,6 miljoen in Barnato Exploration Limited, 'n wins van R40,5 miljoen op die verkoop van aandele in Randgold and Exploration Company Limited ("Randgold") en R5,5 miljoen se rente wat ontvang is.
2. 1 429 150 Randgold-aandele is gedurende die verslagdoeningskwartaal van die hand gesit.
3. Die finansiële instrumente is herwaardeer tot hulle billike waarde aan die einde van die tydperk ooreenkomstig RE133.
4. Mynboubates word tans nie teen die billike waarde getoon nie. Dié bates sal in die toekoms herwaardeer word.
5. Goudproduk verteenwoordig die kilogram of onse goud wat die metallurgiese proses betree het, en goud verkoop verteenwoordig besendings van die myn na 'n affinadery.
6. Die verdienste is aangepas vir die wins op die verkoop van die sekuriteitsregte van R7,6 miljoen en die gerealiseerde wins van R5,0 miljoen na belasting en minderheidsbelang, in Barnato Exploration Limited ("Barnex").

STAAT VAN VERANDERING IN AANDEELHOUERSEKWITEIT

Groep	Getal gewone aandele uitgereik en betaal Miljoen	Aandeel-kapitaal Rm	Aandeel-premie Rm	Reserwe Rm	Behoue verdienste/ (Opgehoopte tekort) Rm	Totaal Rm
Saldo op 31 Desember 2002	105.4	105.4	1,863.5	–	(217.0)	1,751.9
Toeskryfbare wins	–	–	–	–	95.6	95.6
Aanpassing na billike waarde	–	–	–	(305.9)	–	(305.9)
Saldo op 31 Maart 2003	**105.4**	**105.4**	**1,863.5**	**(305.9)**	**(121.4)**	**1,541.6**

REKENINGKUNDIGE GRONDSLAG

Die kwartaallikse resultate word ooreenkomstig Suid-Afrikaanse Standpunte oor Algemeen Aanvaarde Rekeningkundige Praktyk opgestel.

Die finansieële groepresultate sluit die bates, laste en resultate van die bedrywighede van Western Areas Limited ("Western Areas") en sy filiale op 'n gekonsolideerde grondslag in.

Die 2002 syfers wat in hierdie verslag aangebied word, is deur KPMG geouditeer. Die ouditeur se verslag lê by Western Areas se geregistreerde kantoor ter insae.

VERKORTE BALANSSTAAT

	Aantekeninge	**Kwartaal geëindig 31.03.03 Ongeouditeer Rm**	Jaar geëindig 31.12.02 Geouditeer Rm
BATES			
Mynboubates	4	**3,055.1**	2,976.3
Uitgestelde premiekoste		**1,077.7**	1,148.8
Genoteerde beleggings	2/3	**167.5**	61.5
Kontant en kontantekwivalente		**41.6**	76.4
Ander bates		**243.6**	228.5
EKWITEIT EN AANSPREEKLIKHEID			
Aandeelhouersekwiteit	3	**1,541.6**	1,751.9
Buite-aandeelhouersekwiteit		**24.7**	22.5
Uitgestelde belasting		**(148.4)**	176.7
Opsiepremie betaalbaar		**1,267.0**	1,382.2
Uitgestelde premie-inkomste		**958.0**	1,009.7
Skans-aanspreeklikheid	3	**785.8**	–
Ander laste		**156.8**	148.5

OOP SKANS POSISIES

Jaar tot Desember	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Verkoopopsies gekoop													
Bedrag verskans (oz 000e)	**153**	210	215	205	206	214	209	214	200	206	205	98	2,335
Tref prys ($/oz)	**278.2**	268.2	278.2	288.2	288.2	288.2	293.2	303.2	313.2	313.2	323.2	333.2	296.0
Koopopsies verkoop													
Bedrag verskans (oz 000e)	**102**	162	166	157	158	165	161	165	154	158	158	76	1,782
Tref prys ($/oz)	**278.7**	268.7	278.7	288.7	288.7	288.7	293.7	303.7	313.7	313.7	323.7	333.7	296.6
Koopopsies gekoop													
Bedrag verskans (oz 000e)	**55**	87	89	85	85	89	87	89	83	86	85	41	961
Tref prys ($/oz)	**278.7**	288.7	298.7	308.7	323.7	333.7	348.7	358.7	373.7	398.7	413.7	428.7	344.4
Koopopsies verkoop													
Bedrag verskans (oz 000e)	**41**	65	66	63	63	66	64	66	62	63	63	30	712
Tref prys ($/oz)	**288.7**	303.7	318.7	333.7	348.7	363.7	378.7	393.7	408.7	423.7	438.7	453.7	396.6
Koopopsies verkoop													
Bedrag verskans (oz 000e)	**29**	42	21										92
Tref prys ($/oz)	**310.0**	310.0	310.0										310,0

BRIEF AAN AANDEELHOUERS

Die toeskryfbare wins na belasting vir die Maart-kwartaal het R95.6 miljoen beloop. Die wins is behaal ten spyte van 'n afname van 40% van R179,3 miljoen tot R109,3 miljoen in goudinkomste.

Goudproduksie het gedurende die Maart-kwartaal van 1 682 kg met 9% tot 1 534 kg gedaal, wat hoofsaaklik toe te skryf is aan die brand op Vlak 83 van die opvulaanleg, die lang Desember vakansietydperk en die beskikbaarheid van toerusting.

Die opbrengs het vir 'n sterk vertoning gesorg en met 3,1% van 7,08 g/t tot 7,30 g/t toegeneem, wat die uitwerking van 'n daling van 12% in ton gemaal gedeeltelik teengewerk het.

Vergeleke met dieselfde kwartaal in 2002 het goudproduksie met 7% toegeneem. Dit strook met die deurlopende verbetering van die projek namate dit volle produksie nader.

Totale produksiekoste het van R143,2 miljoen tot R118,7 miljoen gedaal, wat tot gevolg gehad het dat die totale produksiekoste per kilogram in Randwaarde van R85,125 per kg met 9% tot R77,380 per kg gedaal het. Die kontantkoste het in VSA$-waarde van VSA$218 per ons tot VSA$263 per ons gestyg. Die styging is hoofsaaklik toe te skryf aan die versterking van die rand, wat 'n negatiewe uitwerking op die hele Suid-Afrikaanse goudmynbedryf gehad het.

Die voorgenome verkoop Barnex duur nog voort. Aandeelhouers sal mettertyd oor ontwikkelings in hierdie verband ingelig word. Western Areas sal die opbrengs op die voorgestelde Barnex transaksie aanwend om in die toekomstige befondsingsbehoeftes van die gesamentlike onderneming met South Deep te voorsien.

Ons moet ongelukkig een sterfgeval by South Deep gedurende die kwartaal rapporteer, en ons betuig graag ons diepste meegevoel met die gesin van mnr Jan Muller.

Die finale inbedryfstelling van die South Deep-skag (Twee Skag Kompleks) sal gedurende die laaste kwartaal van 2003, op die beplande tyd en binne die begroting voltooi word. Ontwikkeling van die Twee Skag Kompleks en die ondersteunende infrastruktuur bly een van ons belangrikste fokusgebiede in hierdie wêreldklasbate met sy lang lewensduur.

RB Kebble
Hoof Uitvoerende Beampte

Johannesburg
7 Mei 2003

KONTAKBESONDERHEDE

WESTERN AREAS LIMITED
Harrisonstraat 28
Johannesburg, 2001
Posbus 61719, Marshalltown, 2107
Telefoon: *+27 (11) 688-5000*
Faks: *+27 (11) 834-9195*

KANTOOR VAN SUID-AFRIKAANSE OORDRAGSEKRETARIS
Computershare Investor Services Beperk
Posbus 1053, Johannesburg, 2000

KANTOOR VAN VK-OORDRAGSEKRETARIS
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent, BR3 4TV

BELEGGERVERHOUDINGS
George Poole
Telefoon: *+27 (11) 688-5000*
Faks: *+27 (11) 836-3757*
e-pos: *gpoole@jci.co.za*

Besoek ons webtuiste vir meer inligting: www.westernareas.co.za

REGISTRASIENOMMER 1959/003209/06 • GEÏNKORPOREER IN DIE REPUBLIEK VAN SUID-AFRIKA • ISIN: ZAE000016549 • AANDELEKODE: WAR

